Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF OCTOBER 22, 2012

DATE, TIME AND PLACE:  On October 22, 2012 at 12:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR: Roberto Egydio Setubal.

QUORUM: The totality of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.       approved the Account Statements for the period from January to September 2012, with unqualified opinion and report issued by the Fiscal Council and by the Independent Auditors, respectively;

2.       authorized their publication, through delivery to the CVM – Brazilian Securities and Exchange Commission, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – The New York Stock Exchange (both in the USA), CNV - National Securities Commission and BCBA – The Buenos Aires Stock Exchange (both in Argentina).

CONCLUSION: The meeting was declared closed and these minutes, having been drafted, read and approved by all, were signed. São Paulo (SP), October 22, 2012. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer